P.E. 12/31/01

02017041

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of DECEMBER 2001

CUMBERLAND RESOURCES LTD.

906-595 HOWE STREET, VANCOUVER, BC, CANADA, V6C 2T5

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.
(Registrant)

Date February 22, 2002

Glen Dickson, Rresident

Listed on the Toronto Stock Exchange:CBD

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 01-08
December 12, 2001

NEWS RELEASE

MEADOWBANK GOLD PROJECT: ECONOMIC STUDY UPDATE.

CUMBERLAND RESOURCES LTD. (CBD-TSE) announces that comprehensive studies reviewing the economic potential of the Meadowbank Gold project with the new Vault deposit are nearing completion. Results will be disclosed in mid-January, 2002.

To date, possible updates to the open pit and designs for the original four Meadowbank gold deposits have been assessed and the production forecast revised. Preliminary open pit and underground mine plans for the Vault deposit have also been completed. Revisions to capital costs and operating consumables are currently in progress.

The Company, and consulting engineers MRDI Canada ("MRDI"), a division of AMEC E&C Services Limited, are completing a preliminary assessment to evaluate the economies of scale obtained using a revised mining rate of 4700 TPD (1.71 Mtpa) from both open pit and underground operations. Production is being modeled for an 8.3-year mine life with an average diluted grade of 4.91 g/t. The Company anticipates that the new study will yield lower unit costs than the 2250 TPD pre-feasibility scenario completed in April, 2000 (see News Release 00-03, April 27th, 2000).

When completed, the study will forecast economics based on measured, indicated and inferred resources. The Company has commissioned MRDI to complete a Technical Report of the preliminary assessment. In compliance with National Instrument 43-101, the Company will issue the Technical Report for regulatory review prior to the disclosure of results of the preliminary assessment.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $4.7 million in cash to advance these outstanding projects which are located in Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5

Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange: CBD

News Release 01-09
December 13, 2001

NEWS RELEASE

$1,400,000
PRIVATE PLACEMENTS

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") announces that, subject to regulatory approval, it has agreed to private placements of up to 1,647,058 common flow-through shares at a price of $0.85 per share, of which up to 1,176,470 flow-through common shares are expected to be placed by the Company's agents, Dundee Securities Corporation and Pacific International Securities.

The agents will receive a 7.5% cash fee on the gross proceeds of their portion of the offering, together with warrants entitling them to purchase, at a price of $0.85 per share, non-flow-through shares equal to 10% of the number of flow-through common shares they sell. The warrants will expire 24 months from the closing of the financing.

The proceeds of the placements will be used to expand the 2002 exploration programs on the Company's 100% owned Meadowbank Gold Project.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company has approximately $4.7 million in cash to advance these outstanding projects which are located in the Nunavut Territory, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

ON BEHALF OF THE BOARD OF
CUMBERLAND RESOURCES LTD.

"Glen D. Dickson, P.Geol."
President

CUMBERLAND
RESOURCES LTD

Listed on the Toronto Stock Exchange: CBD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5

Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 01-10
December 21, 2001

NEWS RELEASE

PRIVATE PLACEMENTS COMPLETED

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") confirms closing of the previously announced private placements of 1,650,588 common flow-through shares at a price of $0.85 per share, of which 1,180,000 flow-through common shares were placed by the Company's agents, Dundee Securities Corporation and Pacific International Securities.

The agents received a 7.5% cash fee on the gross proceeds of their portion of the offering, together with warrants entitling them to purchase, at a price of $0.85 per share, non-flow-through shares equal to 10% of the number of flow-through common shares they sold. The warrants will expire 24 months from the closing of the financing.

The proceeds of the placements will be used to expand the 2002 exploration programs on the Company's 100% owned Meadowbank Gold Project.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company has approximately $4.7 million in cash to advance these outstanding projects which are located in the Nunavut Territory, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

**ON BEHALF OF THE BOARD OF
CUMBERLAND RESOURCES LTD.**

"Glen D. Dickson, P.Geol."
President